Exhibit 99.3

NOTICE-AND-ACCESS NOTIFICATION

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, NOVEMBER 23, 2020

You are receiving this notification as Obsidian Energy Ltd. (the “Corporation”) has decided to use the notice and access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer for delivery of meeting materials to beneficial (non-registered) holders of its common shares (“Beneficial Shareholders”) in connection with the special meeting of shareholders of the Corporation to be held on Monday, November 23, 2020 (the “Meeting”). Under “notice and access”, Beneficial Shareholders receive a proxy or voting instruction form enabling them to vote on the matters to be considered at the Meeting; however, instead of a paper copy of the notice of Meeting and the Corporation’s Management Proxy Circular in respect thereof (the “Circular” and together with the notice of Meeting, the “Meeting Materials”), Beneficial Shareholders receive this notification with information on how they may access the Meeting Materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Monday, November 23, 2020, at 9:00 a.m. (Mountain Standard Time)
WHERE:	Corporate Offices of Obsidian Energy Ltd.
Suite 200, 207 9th Avenue SW Calgary, Alberta T2P 1K3

The Corporation intends to hold its Meeting in person. However, in view of the continually evolving COVID-19 outbreak, the Corporation asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Corporation encourages Shareholders not to attend the Meeting in person. Shareholders who are experiencing any of the symptoms of COVID-19, including but not limited to fever, cough or difficulty breathing, will not be admitted to the Meeting. Shareholders who attend the Meeting in person will be required to wear personal protective equipment, such as face-covering masks, to the extent required by law. Access to the Meeting will, subject to Corporation’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Corporation may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Corporation will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check our website the week prior to the meeting date. As always, the Corporation encourages Shareholders to vote their shares prior to the Meeting.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Approval of the Issuances of Common Shares: Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the issuance of up to 72,282,992 common shares of the Corporation to the holders of common shares of Bonterra Energy Corp. (the “Bonterra Shares”), in connection with the offer made by the Corporation to Bonterra shareholders to purchase all of the Bonterra Shares, all as more particularly described in the Circular under the heading “Matters To Be Acted Upon At The Meeting – Issuance Resolution”.

Other Business: Shareholders may be asked to consider other items of business than may be properly brought before the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING AS THE CIRCULAR HAS BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

The Meeting Materials can be viewed online through the Corporation’s profile on www.sedar.com or at the following internet address: www.meetingdocuments.com/ASTca/obe

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial Shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

o Calling 1-888-433-6443 (toll free)

o Sending an email to: fulfillment@astfinancial.com

o Following the instructions at: www.meetingdocuments.com/ASTca/obe

We estimate that your request for Meeting Materials will need to be received on or before November 9, 2020 in order for you to receive your paper copies in advance of the deadline for submission of voting instruction forms in respect of the Meeting.

STRATIFICATION

Paper copies of the Meeting Materials will only be provided to Beneficial Shareholders who: (i) have previously requested paper copies of the Meeting Materials; and (ii) have requested they receive paper materials in accordance with the above.

VOTING

Participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan are asked to return their voting instruction form, as applicable, to AST Trust Corporation (Canada) using one of the following methods by the proxy deposit date noted on your voting instruction form:

INTERNET:	www.astvotemyproxy.com
TELEPHONE:	1-888-489-5760
FACSIMILE:	1-866-781-3111 (North America)
1-416-368-2502 (outside North America)
MAIL:	AST Trust Corporation (Canada)
P.O. Box 721 Agincourt, Ontario M1S 0A1

Beneficial Shareholders (other than participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan). Your broker or agent or intermediary will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

Beneficial Shareholders with questions or wish to obtain further information about notice and access can call AST Trust Corporation (Canada) toll free at 1-888-433-6443.

PLEASE NOTE: You cannot use this notice to vote. If you request a paper copy of the Meeting Materials, you will not receive a new voting instruction form, so you should retain the voting instruction form accompanying this notice in order to vote.